UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

PHOENIX FOOTWEAR GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71903M209

(CUSIP Number)

James R. Riedman, President Riedman Corporation c/o Phoenix Footwear Group, Inc. 5937 Darwin Court, Suite 109 Carlsbad, California 92008 (760) 602-9688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Name of Reporting Person: Riedman Corporation	I.R.S. Identification Nos. of above persons (entities only): 16-0807638
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 432,710 (includes currently exercisable options to purchase 50,000 shares of Common Stock)
	8.	Shared Voting Power: 6,236,993 (1)
	9.	Sole Dispositive Power: 432,710 (See Item 7 above)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,669,703 (See Items 7 and 8 above and Fn 1 below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 58.3% (1)(2)
14.	Type of Reporting Person (See Instructions): CO

(1)	Pursuant to the Voting Agreement between the Issuer (defined below), the Reporting Persons (defined below) and the Greenwood Parties (defined below) (further described in Item 4), Riedman Corporation may be deemed to beneficially own (i) 4,456,061 shares (including up to 2,994,011 shares that may be obtained at any time upon the conversion of convertible notes) of common stock of the Issuer that may be deemed to be beneficially owned by the Greenwood Parties (defined below) according to information provided by the Greenwood Parties in their Schedule 13G filed on August 1, 2011, and (ii) 1,780,932 shares of common stock of the Issuer that may be deemed to be beneficially owned by James Riedman. Riedman Corporation expressly disclaims being a member of s Section 13(d)(3) “group” with any of the Greenwood Parties and expressly disclaims any beneficial ownership of the shares described in the immediately preceding sentence as being beneficially owned by the Greenwood Parties. See Item 5(b) below.
(2)	Based upon 8,178,362 shares of common stock outstanding, as further described in Item 5(b) below.

1.	Name of Reporting Person: James R. Riedman	I.R.S. Identification Nos. of above persons (entities only): ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,039,164 (includes currently exercisable options to purchase 227,564 shares)
	8.	Shared Voting Power: 5,630,539 (3)
	9.	Sole Dispositive Power: 1,056,179
	10.	Shared Dispositive Power: 1,157,463
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,669,703 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 58.3% (3)(4)
14.	Type of Reporting Person (See Instructions): IN

(3)	Includes (i) 1,174,478 shares beneficially owned by James Riedman (including currently exercisable options to purchase 50,000 shares), and (ii) 4,456,061 shares (including up to 2,994,011 shares that may be obtained at any time upon the conversion of convertible notes) of common stock of the Issuer that may be deemed to be beneficially owned by the Greenwood Parties (defined below) according to information provided by the Greenwood Parties in their Schedule 13G filed on August 1, 2011, which James Riedman may be deemed to beneficially own pursuant to the Voting Agreement between the Issuer (defined below), the Reporting Persons (defined below) and the Greenwood Parties (further described in Item 4). James Riedman expressly disclaims being a member of s Section 13(d)(3) “group” with any of the Greenwood Parties and expressly disclaims any beneficial ownership of the shares described in the immediately preceding sentence as being beneficially owned by the Greenwood Parties. See Item 5(b) below.
(4)	Based upon 8,178,362 shares of common stock outstanding, as further described in Item 5(b) below.

Item 1.	Security and Issuer.

This Schedule 13D (Amendment No. 12) relates to shares of the common stock, par value $.01 per share (“Common Stock”) of Phoenix Footwear Group, Inc. (the “Issuer”) and amends and supplements Schedule 13D (Amendment No. 11) filed on December 8, 2010, by James R. Riedman and Riedman Corporation (together, the “Reporting Persons”). The Issuer’s principal executive office is located at 5937 Darwin Court, Suite 109, Carlsbad, California 92008.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following description:

On July 21, 2011, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Greenwood Capital Limited Partnership and Greenwood Investors Limited Partnership (collectively, the “Investors”). The Investors are affiliates of and managed by Greenwood Investments, Inc. (“Greenwood”), their sole general partner. Steven Tannenbaum is the President of Greenwood (the Investors, Greenwood and Mr. Tannenbaum are referred to collectively herein as the “Greenwood Parties”). The Greenwood Parties were existing beneficial owners of in excess of 5% of the issued and outstanding common stock of the Issuer prior to the transaction. The Securities Purchase Agreement provided for the sale of $1,000,000 of subordinated secured 1% convertible promissory notes (the “Notes”) by the Issuer to the Investors. This summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached as Exhibit 99.2, and incorporated by reference to this Item 4.

As required under the terms of the transaction, the board of directors approved the Amended and Restated By-Laws of the Issuer, effective as of July 19, 2011, to 1) eliminate the restriction on stockholders’ ability to act by written consent in lieu of a meeting with less than unanimous consent; 2) permit holders of at least 15% of the outstanding stock eligible to vote at a meeting to call a special meeting of stockholders; and 3) incorporate the reduction of the size of the board of directors from 7 to 4 directors made pursuant to the by-laws in a prior resolution of the board of directors. Previously, the Issuer’s stockholders were expressly prohibited from acting by written consent, and special meetings were permitted to be called only by the Chairman of the board of directors, or an officer in his absence, or the board of directors.

The Reporting Persons entered into a Voting Agreement on July 21, 2011, with the Issuer and the Greenwood Parties (the “Voting Agreement”), pursuant to the Securities Purchase Agreement. The Voting Agreement requires the Reporting Persons to vote all of their beneficially owned securities in favor of the election of one person designated by the Greenwood Parties to the Issuer’s board of directors. It also requires the Greenwood Parties to vote all of their beneficially owned securities in favor of the election of one person designated by the Reporting Persons to serve on the Issuer’s board of directors. Further, the Voting Agreement requires the Greenwood Parties and the Reporting Persons to vote in favor of proposals to 1) increase the number of authorized shares of the Issuer’s common stock from time to time to ensure that there will be sufficient shares of common stock available for conversion of all of the Notes at any time; 2) ensure that the size of the board of directors shall be set and remain at four directors until the Issuer’s annual meeting of stockholders held in 2011 or 2012, on which date the size of the board shall be reduced and set and remain at three (3) directors; 3) amend the Issuer’s certificate of incorporation so that the stockholders of the Issuer’s shall have the ability to act by written consent in lieu of a meeting to fullest extent permissible under Section 228 of the Delaware General Corporation Law (the “Amendment”); and 4) approve the Issuer’s 2011 Long-Term Incentive Plan. The Greenwood Parties terminate as parties and cease to have any rights under the Voting Agreement at such time as Mr. Tannenbaum and his affiliates beneficially own fewer than ten percent (10%) of the shares of the Issuer’s common stock outstanding. The Reporting Persons terminate as parties and cease to have any rights under the Voting Agreement at such time as Mr. Riedman and his affiliates beneficially own fewer than ten percent (10%) of the shares of the Issuer’s common stock outstanding. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.3, and incorporated by reference to this Item 4.

In addition to the sale of the Notes, and entry into the Voting Agreement the Securities Purchase Agreement also required that the parties enter into an Investors Agreement (the “Investors Agreement”), which provides among other things, registration rights, protective provisions, participation rights on new security issuances of the Issuer, and a standstill whereby the Reporting Persons and the Greenwood Parties agree not to acquire additional shares of the Issuer without director approval. Under the Investors Agreement the Issuer may not take certain actions without the approval of Greenwood, including but not limited to: increase or decrease its authorized capital stock, or authorize new classes or series of capital stock or securities convertible into common stock; amend its certificate of incorporation or by-laws; enter into a merger or sell all or substantially all of the properties or assets of the Issuer and its subsidiaries; dissolve; declare or pay any dividend; issue or obligate itself to issue any security, other than shares of common stock, except upon certain outstanding obligations; redeem any shares; increase or decrease the authorized size of the Board of Directors, except as expressly contemplated by the Voting Agreement; acquire all or any portion of any business or product line; enter into any material joint ventures, strategic alliances, or major partnerships; incur of any indebtedness outside the ordinary course of business other than under the Issuer’s existing loan agreement with the Issuer’s senior lenders, Gibraltar Business Capital, LLC, and Westran Industrial Loan Co. LLC; hire, terminate, or increase the compensation of James R. Riedman and any other person holding the position of chief executive of the Issuer; approve or authorize any transaction or series of related transactions outside the ordinary course of business involving $250,000 or more. This summary of the Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors Agreement, which is attached as Exhibit 99.4, and incorporated by reference to this Item 4.

As a result of entering into the Voting Agreement, the Reporting Persons and the Greenwood Parties may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim “group” status within the meaning of Section 13(d)(3), and the inclusion of shares of common stock referred to in this Schedule 13D attributable to the Greenwood Parties shall not be deemed to be an admission of “group” status for purposes of Section 13(d) of the Act or for any other purpose.

The Reporting Persons expressly disclaim beneficial ownership in the shares of common stock referred to in this Schedule 13D attributable to the Greenwood Parties, and the inclusion of such shares in this report shall not be deemed to be an admission of beneficial ownership of such reported shares for purposes of Section 13(d) of the Act or for any other purpose.

According to the Schedule 13G filed August 1, 2011 by the Greenwood Parties, the Greenwood Parties beneficially own 4,456,061 shares of common stock, including rights to acquire up to 2,994,011 shares of common stock upon the conversion of the Notes. The Reporting Persons have not purchased any shares of common stock pursuant to the Voting Agreement. See Items 5 and 6 hereof.

Other than as more fully described below, the Reporting Persons currently:

(a) Have no plans or proposals to acquire additional shares of the Issuer’s common stock or other securities of the Issuer;

(b) Have no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) Have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Have no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than pursuant to the terms of the Voting Agreement;

(e) Have no plans or proposals to make any other material change in the present capitalization or dividend policy of the Issuer other than as contemplated pursuant to the Securities Purchase Agreement;

(f) Have no plans or proposals to make any other material change in the Issuer’s business or corporate structure other than pursuant to the terms of the Voting Agreement;

(g) Other than the Issuer’s planned Amendment and, except as may be required under the Investors Agreement, have no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Other than previously disclosed in Amendment No. 11, filed December 8, 2010, have no plans or proposals to cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Other than previously disclosed in Amendment No. 11, filed December 8, 2010, have no plans or proposals that would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

(j) Except as described above, have no plans or proposals to take any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of April 2, 2011, the Issuer had 8,178,362 shares of Common Stock outstanding according to its Initial Disclosure Statement and Quarterly Report posted on the OTC Disclosure and News Service by the Issuer on May 23, 2011. Riedman Corporation beneficially owns 432,710 shares of Common Stock (which includes the currently exercisable Options to purchase 50,000 shares of Common Stock), representing 5.3% of the issued and outstanding shares of Common Stock.

James R. Riedman beneficially owns 2,213,642 shares of Common Stock (which includes currently exercisable options to purchase 227,564 shares of Common Stock), representing 26.2% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 1,174,478 of the shares owned directly or indirectly through CE Capital, LLC, by his children who reside with him, Riedman Corporation and under the Plan). The Phoenix Footwear Group, Inc. Retirement Savings Plan owns 210,623 shares of Common Stock for the benefit of participants in the Plan, being eligible employees of the Issuer (see (b) following), which includes 17,015 shares allocated to Mr. Riedman.

As a result of the Voting Agreement, the Reporting Persons may each be deemed to have beneficial ownership of shares of common stock held by the Greenwood Parties. Based upon information provided by the Greenwood Parties on their Schedule 13G filed August 1, 2011, the Greenwood Parties beneficially own 4,456,061 shares of common stock, including up to 2,994,011 shares that may be obtained at any time upon the conversion of the Notes, which constitutes approximately 39.9% of the common stock of the Issuer.

The Reporting Persons and the Greenwood Parties may be deemed to be a group within the meaning of Section 13(d) of the Act. The Reporting Persons have elected to make their own joint filing of a Schedule 13D with respect to the transactions described herein. As such, the information with respect to the Greenwood Parties in this Schedule 13D is limited to the information that the Reporting Persons know or have reason to know.

(b) Riedman Corporation has the sole power to vote and sole power to dispose of 432,710 shares of Common Stock, and James R. Riedman has the sole power to vote 1,039,164 shares and sole power to dispose of 1,056,179 shares of Common Stock. Riedman Corporation may be deemed to have shared voting power over an aggregate of 6,236,993 shares of Common Stock as a result of the matters disclosed in Item 4 with respect to the Voting Agreement, of which 4,456,061 shares are owned by the Greenwood Parties and 1,780,932 shares are owned by James Riedman. Riedman Corporation expressly disclaims beneficial ownership of such shares owned by the Greenwood Parties or James Riedman. James Riedman may be deemed to have shared voting power over an aggregate of 4,456,061 shares of Common Stock as a result of the matters disclosed in Item 4 above with respect to the Voting Agreement. James Riedman expressly disclaim beneficial ownership of such shares owned by the Greenwood Parties.

James R. Riedman, as a director of Riedman Corporation shares the power to vote and to dispose of the 432,710 shares beneficially owned by Riedman Corporation. As a member of the Retirement Committee of the Plan he shares the power to vote the 210,623 shares beneficially owned by the Plan, and has sole power to dispose of the 17,015 shares in the Plan which have been allocated to his account. Mr. Riedman disclaims beneficial ownership of all shares of Common Stock over which he shares power to vote and dispose of such shares.

(c) Other than as described in Item 4 above, the Reporting Persons have effected no transactions in the Issuer’s common stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Voting Agreement, the Investors Agreement and the related discussion included in Items 4 “Purpose of the Transaction” and 5 “Interest in Securities of the Issuer” above, are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

The exhibits filed as part of this Schedule 13D are as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Securities Purchase Agreement dated as of July 21, 2011, between Phoenix Footwear Group, Inc. and Greenwood Investments, Inc., and Greenwood Capital Limited.

99.3	Voting Agreement dated as of July 21, 2011, between Phoenix Footwear Group, Inc., Steven Tannenbaum Greenwood Investments, Inc., Greenwood Capital Limited Partnership, Greenwood Investors Limited Partnership, James R. Riedman, and Riedman Corporation.

99.4	Investors Agreement dated as of July 21, 2011, between Phoenix Footwear Group, Inc., Greenwood Capital Limited Partnership, Greenwood Investors Limited Partnership, James R. Riedman, and Riedman Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2011

RIEDMAN CORPORATION

By:	/s/ James R. Riedman
Name:	James R. Riedman
Title:	President

/s/ James R. Riedman
James R. Riedman